

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 10, 2017

Daniel H. White
President and Chief Executive Officer
Clearside Biomedical, Inc.
900 North Point Parkway, Suite 200
Alpharetta, GA 30005

      Re: Clearside Biomedical, Inc.
          Registration Statement on Form S-3
          Filed July 3, 2017
          File No. 333-219132

Dear Mr. White:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Christine Westbrook at (202) 551-5019 with any questions.

                    Division of Corporation Finance
                    Office of Healthcare and
                    Insurance

cc: Mark Ballantyne, Esq.